Rule 424(b)2
                                            Registration Statement No. 333-90073


                                   PROSPECTUS

                                 $1,000,000,000
                                SCANA Corporation
                                Medium Term Notes
                             Due from Nine Months to
                         Thirty Years from Date of Issue

                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000


     The terms for each Note that are not specified in this prospectus will be included in pricing supplements to this prospectus. We will receive between $998,750,000 and $992,500,000 of the proceeds from the sale of the Notes, after paying the agents' commissions of between $1,250,000 and $7,500,000. We may sell the Notes at one or more times. Some or all of the following terms will apply to the Notes:

o        Mature nine months or more from date of issue
o        Priced at 100% of face value, unless otherwise specified
o Fixed or floating interest rate. The floating interest rate formula may be based on:
o        Commercial paper rate
o        LIBOR rate
o        Treasury rate
o        Any other base rate specified in a pricing supplement
o        Interest paid on fixed rate Notes on April 1 and October 1
o Interest paid on floating rate Notes monthly, quarterly, semi-annually annually or as otherwise specified in a pricing supplement
o Issued in book-entry form except under circumstances described in this prospectus
o Subject to redemption and repurchase at option of the holder or at our option
o        Minimum denominations of $1,000, increased in multiples of $1,000

     We urge you to carefully read this prospectus and the applicable pricing supplement, which will describe the specific terms of the offering, before you make your investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

PaineWebber Incorporated

                        Credit Suisse First Boston

                                                  Banc of America Securities LLC



                The date of this prospectus is November 22, 1999.

                                Table of Contents

                                                                     Page

       About this Prospectus.......................................
       Where You Can Find More Information.........................
       SCANA Corporation...........................................
       Summary Consolidated Financial and Operating Information....
       Ratio of Earnings to Fixed Charges..........................
       Use of Proceeds.............................................
       Description of the Notes....................................
       Book-Entry System...........................................
       Plan of Distribution........................................
       Experts.....................................................
       Validity of the Notes.......................................
       Glossary....................................................

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any or all of the Notes described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the Notes. Each time we sell Notes, we will provide a pricing supplement that will contain specific information about the terms of that offering. The pricing supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant pricing supplement, together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we have common stock which is listed on the New York Stock Exchange, you may also read our SEC filings at the Stock Exchange offices at 20 Broad Street, New York, New York 10005. The information on our website is not a part of this prospectus.

     This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934 (Exchange
Act), as amended. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatially update and supersede that information. We incorporate by reference our Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999, our Current Report on Form 8-K dated February 16, 1999, and all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the Notes.

     We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

     You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address:

         H. John Winn, III
         Manager - Investor Relations and Shareholder Services
         SCANA Corporation
         Columbia, South Carolina 29218
         (803) 217-9240

     You may obtain more information by contacting our Internet website, at http://www.scana.com.

     You should rely only on the information we incorporate by reference or provide in this prospectus or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any pricing supplement is accurate as of any date other than the date on the front of those documents.

                                SCANA CORPORATION

     We are an energy-based holding company which, through our subsidiaries, engages principally in electric and natural gas utility operations and other energy-related businesses. We are a South Carolina corporation with general business powers, and we were incorporated on October 10, 1984. We are a public utility holding company within the meaning of the Public Utility Holding Company Act of 1935, as amended. We are presently exempt from registration under this Act, but upon our acquisition, through merger, of Public Service Company of North Carolina, Incorporated ("PSNC"), we will become subject to registration.

     PSNC is a public utility that transports, distributes and sells natural gas to approximately 334,000 residential, commercial and industrial customers in North Carolina. PSNC was incorporated as a North Carolina corporation in 1938. It maintains its corporate office at 400 Cox Road, P.O. Box 1398, Gastonia, North Carolina, telephone number (704) 864-6731.

     Our principal executive offices are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000, and our mailing address is Columbia, South Carolina 29218.

Regulated Businesses

     Our regulated subsidiaries, including South Carolina Electric & Gas Company ("SCE&G"), South Carolina Generating Company, Inc. ("GENCO") and South Carolina Pipeline Corporation ("Pipeline Corporation") (1) generate, transmit, distribute and sell electricity, (2) purchase, transmit, distribute and sell at wholesale and retail natural gas and (3) provide urban bus service, in various areas of South Carolina. Our regulated subsidiaries own most of our consolidated assets and, in 1998, contributed most of our consolidated net income.

Nonregulated Businesses

     Our non-regulated subsidiaries (1) market natural gas and light hydrocarbons, (2) provide fiber optic, video and radio communications, (3) invest in telecommunications companies, (4) provide energy and security-related products and services to residential customers, and (5) manage and maintain power plants. In September, 1999, we agreed to sell all of our subsidiaries which produce, store, distribute and sell propane. We expect this sale to be completed before the end of 1999.

    The information above concerning SCANA Corporation and its subsidiaries is only a summary and does not purpose to be comprehensive. For additional information concerning SCANA Corporation and its subsidiaries, you should refer to the information described in "WHERE YOU CAN FIND MORE INFORMATION."

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

                 (Millions of Dollars Except Per Share Amounts)
                                   (Unaudited)


                                   Nine Months Ended     Twelve Months Ended
                                     September 30,              December 31,
                                    1999     1998      1998      1997     1996

Statement of Income Data

   Operating Revenues:

     Electric....................   $  953    $  962    $1,220   $1,103   $1,107
     Gas.........................      299       305       411      419      403
     Transit.....................        1         1         1        1        3
       Total Operating Revenues...   1,253     1,268     1,632    1,523    1,513

   Operating Expenses............    1,001       983     1,287    1,209    1,199

   Operating Income..............      252       285       345      314      314

   Other Income..................      (11)        7        13       38       29

   Net Income....................   $  128    $  192      $223     $221     $215

   Earnings per Weighted Average
     Common Share................   $ 1.23    $1.81      $2.12    $2.06    $2.05

   Dividends Declared Per Common
     Share.......................   $1.045   $1.155      $1.54    $1.51    $1.47

   Weighted Average Common Shares
     Outstanding (Millions)......    103.6    105.9      105.3    107.1    105.1

   Electric Territorial Sales
     Gigawatt Hours)............    15,312    15,272    19,731   17,968   18,010


                       RATIO OF EARNINGS TO FIXED CHARGES

         Our historical ratios of earnings to fixed charges are as follows:

   Twelve Months Ended              Year Ended December 31,
   September 30, 1999     1998       1997       1996       1995      1994

           2.80           3.67       3.64       3.60       3.00      2.55

     For purposes of this ratio, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest charges and the estimated interest portion of annual rentals.

                                 USE OF PROCEEDS

     We expect to use the proceeds from the sale of the Notes to provide all or a portion of the cash required to satisfy our obligation to purchase shares of common stock of SCANA and PSNC in connection with the acquisition, through merger, of PSNC, to refinance indebtedness incurred for such purpose, to refinance $150,000,000 principal amount money market notes maturing July 14, 2000, and for other general corporate purposes.

     The Agreement and Plan of Merger under which we expect to acquire PSNC provides that the sum of $700,000,000 will be used to purchase shares of common stock of SCANA and PSNC in connection with the merger. To the extent we do not fund this cash requirement with proceeds of the Notes, we will use bank borrowings and other privately sold indebtedness which we may refinance with proceeds of the Notes.


                            DESCRIPTION OF THE NOTES

General

     We will issue the Notes under an Indenture dated as of November 1, 1989 between us and The Bank of New York, as Trustee. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. This prospectus briefly outlines some of the provisions of the Indenture. If you would like more information on those provisions, please review the Indenture that we filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" on how to obtain a copy of the Indenture. You may also review the Indenture at the Trustee's offices at 101 Barclay Street, New York, New York.

     Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings given those terms in the Indenture. The summaries under this heading are not detailed. Whenever particular provisions of the Indenture or terms defined in the Indenture are referred to, those statements are qualified by reference to the Indenture. References to article and section numbers under this heading, unless otherwise indicated, are references to article and section numbers of the Indenture.

     The Notes and all other debt securities issued under the Indenture will be unsecured and will in all respects be equally and ratably entitled to the benefits of the Indenture, without preference, priority or distinction, and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     While the Indenture does not limit the amount of debt securities that can be issued thereunder, we will not offer more than $1,000,000,000 aggregate principal amount of the Notes pursuant to this prospectus.

     Each pricing supplement which accompanies this prospectus will set forth the following information to describe the Notes related to that pricing supplement, unless the information is the same as the information included under the captions "Payment of Notes" and "Redemptions" in this prospectus:

o        any limit upon the aggregate principal amount of the Notes;

o        the date or dates on which the principal of the Notes will be payable;

o the rate or rates at which the Notes will bear interest, if any (or the method of calculating the rate); the date or dates from which the interest will accrue; the dates on which the interest will be payable ("Interest Payment Dates"); and the record dates for the interest payable on the Interest Payment Dates;

o any option on our part to redeem the Notes and redemption terms and conditions;

o any obligation on our part to redeem or purchase the Notes pursuant to any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

o        the denominations of the Notes;

o whether the Notes are subject to a book-entry system of transfers and payments; and

o        any other particular terms of the Notes and of their offering.
        (Section 301)

Payment of Notes

     We will pay any  interest due on each Note to the person in whose name that
Note is registered as of the close of business on the record date relating to each Interest Payment Date. However, we will pay interest when the Notes mature (whether the Notes mature on their stated date of maturity, the date the Notes are redeemed or otherwise) to the person to whom the principal payment on the Notes is paid. If there is a default in the payment of interest on the Notes, we may either (1) choose a special record date and pay the holders of the Notes at the close of business on that date, or (2) pay the holders of the Notes in any other lawful manner. (Section 307)

     We will pay principal of, and any premium and interest due on, the Notes at maturity or upon earlier redemption or repayment of a Note upon surrender of that Note at the office of the paying agent (currently, the Trustee in New York, New York). (Sections 307 and 1105) The applicable pricing supplement identifies any other place of payment and any other paying agent. We may change the place at which the Notes will be payable, may appoint one or more additional paying agents and may remove any paying agent, all at our discretion. (Section 1002) Further, if we provide money to a paying agent to be used to make payments of principal of, premium (if any) or interest on any Note and that money has not rightfully been claimed two years after the applicable principal, premium or interest payment is due, then we may instruct the paying agent to remit that money to us, and any holder of a Note seeking those payments may thereafter look only to us for that money. (Section 1003)

     If interest is payable on a day which is not a Business Day, payment will be postponed to the next Business Day, and no additional interest will accrue as a result of the delayed payment. However, for LIBOR Rate Notes, if the next
Business Day is in the next calendar month, interest will be paid on the preceding Business Day. (Section 114)

     The "record date" will be 15 calendar days prior to each Interest Payment Date, whether or not that day is a Business Day, unless otherwise indicated herein or in the applicable pricing supplement.

     All percentages resulting from any calculation of Notes will be rounded, if necessary, to the nearest one-hundred thousandth All percentages resulting from any calculation of Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to 9.87654%
(or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Interest Rates Payable on Notes

     We have provided a glossary at the end of this prospectus to define the capitalized words used in discussing the interest rates payable on the Notes. Whenever we refer to time in this section, we mean the time as in effect in New York, New York, unless otherwise specified.

         The interest rate on the Notes will either be fixed or floating.

         Fixed Rate Notes

     If we issue Notes that bear interest at a fixed rate (the "Fixed Rate Notes"), the applicable pricing supplement will designate the fixed rate of interest payable on the Notes. Unless otherwise set forth in the applicable pricing supplement, interest on a Fixed Rate Note will be payable semi-annually each April 1 and October 1 and at maturity or upon earlier redemption or repayment. The record dates for a Fixed Rate Note will be March 15 (for interest to be paid on April 1) and September 15 (for interest to be paid on October 1). Interest payments will be the amount of interest accrued to, but excluding, each April 1 and October 1. Interest will be computed using a 360-day year of twelve 30-day months.

         Floating Rate Notes

     General. Each Note that bears interest at a floating rate (the "Floating Rate Notes") will have an interest rate formula which may be based on one of the following base rates, as determined by the pricing supplement:

o        the commercial paper rate (the "Commercial Paper Rate Note");

o        LIBOR (the "LIBOR Rate Note");

o        the treasury rate (the "Treasury Rate Note"); or

o        any other base rate specified in the pricing supplement.

     The pricing supplement will also indicate the Spread and/or Spread Multiplier, if any. The interest rates applicable to the Floating Rate Notes will be equal to one of the four base rates, plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. Any Floating Rate Note may have either or both of the following:

o a maximum numerical interest rate limitation, or ceiling, on the rate \ of interest that accrues during any interest period; and

o a minimum numerical interest rate limitation, or floor, on the rate of interest that accrues during any interest period.

     In addition, the interest rate on a Floating Rate Note will never be higher than the maximum rate permitted by applicable law, as modified by United States law of general application.

     Date of Interest Rate Change. The interest rate on each Floating Rate Note may be reset daily, weekly, monthly, quarterly, semi-annually, annually or for any other period specified in the pricing supplement. The Interest Reset Date will be:

o       for Floating Rate Notes which reset daily, each Business Day;

o for Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week;

o       for Treasury Rate Notes that reset weekly, Tuesday of each week;

o for Floating Rate Notes that reset monthly, the third Wednesday of each month;

o for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes that reset semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement;

o for Floating Rate Notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement; and

o for Floating Rate Notes which reset for other periods, the day of the week and month or months specified in the applicable pricing supplement.

     The initial interest rate or interest rate formula on each Floating Rate Note effective until the first Interest Reset Date will be shown in a pricing supplement. Thereafter, the interest rate will be the rate determined on the next Interest Determination Date, as explained below. Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. However, in the case of a LIBOR Rate Note, if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day. Further, if an applicable auction of Treasury bills (as hereinafter defined) falls on a day that would otherwise be an Interest Reset Date for Treasury Rate Notes, the Interest Reset Date will be the next Business Day.

     When Interest Rate is Determined. The Interest Determination Date for the Commercial Paper Rate (the "Commercial Paper Interest Determination Date") and for LIBOR (the "LIBOR Interest Determination Date") will be the second Business Day preceding each Interest Reset Date. The Interest Determination Date for the Treasury Rate (the "Treasury Rate Interest Determination Date") will be the day on which Treasury bills would normally be auctioned. Treasury bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. However, the auction may be held on the preceding Friday. If an auction is held on the preceding Friday, that day will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next week.

     When Interest is Paid. Interest on Floating Rate Notes will be payable monthly, quarterly, semi-annually or annually, as provided in the pricing supplement. Except as provided below or in the pricing supplement, interest is paid as follows:

o for Floating Rate Notes on which interest is payable monthly, the third Wednesday of each month;

o for Floating Rate Notes on which interest is payable quarterly, the third Wednesday of March, June, September and December;

o for Floating Rate Notes on which interest is payable semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement; and

o for Floating Rate Notes on which interest is payable annually, the third Wednesday of the month specified in the applicable pricing supplement.

     The interest payable for Floating Rate Notes (other than those Floating Rate Notes which reset daily or weekly) will be the amount of interest accrued
(1) from and including the date the applicable Floating Rate Notes were issued or (2) from but excluding the last date for which interest has been paid, to but excluding the Interest Payment Date for those Floating Rate Notes. For Floating Rate Notes which reset daily or weekly, the interest payable will be:

o the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued, or (b) from but excluding the last date for which interest has been paid, to and including the record date immediately preceding the applicable Interest Payment Date; and

o at maturity, the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued or (b) from but excluding the last date in respect of which interest has been paid, to ut excluding the maturity date for those Floating Rate Notes.

     The accrued interest for any period is calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal) is computed by dividing the interest rate applicable to that date by 360, except for Treasury Rate Notes, for which it will be divided by the actual number of days in the year.

     "Calculation Date" means the tenth calendar day after an Interest Determination Date or, if the tenth day is not a Business Day, the next Business Day. Unless otherwise provided in the pricing supplement, The Bank of New York is the "Calculation Agent" for the Floating Rate Notes, and, upon request of any holder of a Floating Rate Note, will provide (1) the interest rate then in effect and (2) if available, the interest rate to be effective on the next Interest Reset Date for that Floating Rate Note.

     Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in that Commercial Paper Rate Note and in the pricing supplement.

     "Commercial Paper Rate" means, with respect to any Commercial Paper Rate Interest Determination Date, the Money Market Yield (calculated as described below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading "Commercial Paper - Nonfinancial."

     The following procedures will occur if the rate cannot be set as described above:

o If the applicable rate is not published by 3:00 P.M. on the Calculatio Date, then the Commercial Paper Rate will be the Money Market Yield, on that Commercial Paper Rate Interest Determination Date, of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update (defined below) under the heading "Commercial Paper - Nonfinancial," or any successor heading.

o If the applicable rate is not published in either H.15(519) or H.15 Daily Update by 3:00 P.M. on such Calculation Date, then the Commercial Paper Rate will be calculated by the Calculation Agent and will be the Money Market Yield of the average of the offered rates, as of approximately 11:00 A.M. on that Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper of the applicable Index Maturity placed for a non-financial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.

o If the dealers selected by the Calculation Agent are not quoting rates as set forth above, the Commercial Paper Rate in effect for the applicable period will be the Commercial Paper Rate determined as of the immediately preceding Commercial Paper Rate Interest Determination Date.

     LIBOR Rate Notes. Each LIBOR Rate Note will bear interest at the rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the LIBOR Rate Note and in the pricing supplement, determined by the Calculation Agent as follows:

         The Calculation Agent will determine LIBOR as follows:

o With respect to any LIBOR Interest Determination Date, LIBOR will be determined by either:

     (1) if "LIBOR Reuters" is specified in the pricing supplement, the average of the offered rates for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Reuters Page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Page, or

     (2) if "LIBOR Telerate" is specified in the pricing supplement, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Telerate Page as of 11:00 A.M., London time, on that date.

     If neither LIBOR Reuters nor LIBOR Telerate is specified in the pricing supplement, LIBOR will be determined as if LIBOR Telerate (and, if the U.S. dollar is the Designated LIBOR Currency, page 3750) had been specified.

o In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Page, or, in the case where (2) above applies, if no rate appears on the Telerate Page, LIBOR for that date will be determined as follows:

     (1) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date at which deposits in the Designated LIBOR Currency having the applicable Index Maturity are offered to prime banks in the London interbank market selected by four major banks in the London interbank market selected by the Calculation Agent for a single transaction in that market at that time (a "Representative Amount"). The offered rates must begin on the second Business Day immediately after that LIBOR Interest Determination Date.

     (2) The Calculation Agent will request the principal London office of each of the four banks mentioned above to provide a quotation of its rate. If at least two such quotations are provided, LIBOR will equal the average of such quotations.

     (3) If fewer than two quotations are provided, LIBOR will equal the average of the rates quoted as of 11:00 A.M on that date by three major banks in the applicable Principal Financial Center selected by the Calculation Agent. The rates will be for loans in the Designated LIBOR Currency to leading banks having the Index Maturity specified in the pricing supplement beginning on the second Business Day after that date and in a Representative Amount; and

     (4) If the banks are not quoting as mentioned in (3) above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior Interest Reset Period.

     "Designated LIBOR Currency" means, with respect to any LIBOR Note, the currency (including composite currency units), if any, designated in the applicable pricing supplement as the currency for which LIBOR will be calculated. If no such currency is designated in the Floating Rate Notes and the applicable pricing supplement, the Designated LIBOR Currency shall be U.S. dollars.

     Treasury Rate Notes. Each Treasury Rate Note will bear interest at the rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the Treasury Rate Note and in the pricing supplement.

     "Treasury Rate" means, with respect to any Treasury Rate Interest Determination Date, the rate applicable to the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable pricing supplement on the display on Bridge Telerate, Inc. (or any successor service) on page 56 or 57 under the heading "AVGE INVEST YIELD."

     The following procedures will occur if the rate cannot be set as described above:

o If that rate is not published by 3:00 P.M. on the applicable Calculation Date, the rate will be the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury.

o If the results of the auction of Treasury bills having the applicable Index Maturity are not reported by 3:00 P.M. on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent as follows:

     (1) The rate shall be calculated as a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days,as applicable, and applied on a daily basis) of the average of the secondary market bid rates, as of approximately 3:30 P.M. on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; and

     (2) If fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the rate of interest in effect for the prior interest reset period.

Redemptions

         Redemption Elected by Us

     As specified in the applicable pricing supplement, we may either (1) redeem the Notes or (2) not redeem the Notes, prior to their stated maturity. If we can redeem the Notes, then the following terms will apply as specified in the applicable pricing supplement:

o        we may redeem all or some of the Notes at one time;

o we may redeem Notes on any date or after the date specified as the "Initial Redemption Date" in the applicable pricing supplement; and

o we may redeem Notes at the price specified in the applicable pricing supplement, together with accrued interest to the redemption date. (Section 1101)

     If we redeem some or all of the Notes, we must notify the Trustee at least 60 days before the redemption date, and, if your Note is to be redeemed, the Trustee must notify you between 30 and 60 days before the redemption date (by first-class mail, postage prepaid) that some or all of the Notes will be redeemed. (Sections 1102 and 1104) Further, if only a part of a Note is redeemed, then the holder of the unredeemed part of that Note will receive one or more new Notes. (Section 1107) The Notes will not be subject to any sinking fund. (Section 1201)

        Redemption Elected by You


     You may be able to instruct us to purchase the Note that you hold before that Note reaches its stated maturity date, pursuant to the terms of the Notes. (Section 1301) If you can elect for us to redeem some or all of your Notes, the applicable pricing supplement will specify (1) the date or dates on which that Note may be sold by you and (2) the price (plus accrued interest) that we must pay you for that Note.

     To instruct us to purchase your Note, you must deliver to the paying agent (currently, the Trustee), between 30 and 45 days before the date on which the Note may be sold by you, the following items:

o        the Note;

o the completed form entitled "Option to Elect Repayment" which will be printed on the reverse side of the Note; and

o        a fax or letter from (1) a member of a national securities exchange,
         (2) a member of the National Association of Securities Dealers, Inc. or
         (3) a U.S. commercial bank or trust company containing the following information:

          (a)  your name;

          (b)  the principal amount of the Note you wish to sell;

          (c) the certificate number or a description of the tenor and terms of that Note;

          (d) a statement that you are exercising your option to elect repayment of the Note you hold; and

          (e) a guarantee that the Note and the completed form will be received by the paying agent within five Business Days after the date the fax or letter is received by the paying agent.

     Once you tender the Note to be redeemed to the paying agent, you may not revoke your earlier election. You may instruct us to purchase part of the Notes you hold, provided that the Notes you continue to hold after that redemption are outstanding in an authorized denomination of $1,000 and an integral multiple of $1,000.

     If a series of Notes is held in book-entry form by DTC or its nominee, as more particularly described under the heading "BOOK-ENTRY SYSTEM," only it (as the actual holder of the Notes) may instruct us to purchase those Notes. However, you, as the beneficial owner of the Notes, may direct the broker or other direct or indirect participant through which you hold an interest in the Notes to notify DTC of your desire to have your Notes purchased (which will in turn notify us according to the above-mentioned procedures). Because different firms and brokers have different cut-off times for accepting instructions from their customers, you should consult your broker or other direct or indirect participant through which you hold an interest in the Notes to determine by when you must act, so that timely notice is delivered to DTC.

     At any time, we may purchase the Notes or beneficial ownership interests in the Notes (if they are held in book-entry form) at any price in the open market or otherwise. In our sole discretion, we may hold, resell or retire any Notes or beneficial ownership interests in those Notes that we purchase.

Defaults, The Trustee

     The following are defaults under the Indenture with respect to debt securities issued under the Indenture:

     (1) We fail to make payment of principal, premium (if any), interest or any other amount on the debt securities when due;

     (2) We fail to deposit and sinking fund payment for the debt securities when due;

     (3) We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur; and

     (4)  We fail to perform certain covenants or agreements.

Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Trustee. (Section 501)

     Upon the occurrence of a default under the Indenture, either the Trustee or the holders of at least 25% in principal amount of outstanding debt securities of the affected series may declare the principal of all outstanding debt securities immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of outstanding debt securities of the affected series may rescind that declaration and annul the declaration and its consequences. (Section 502)

     The holders of a majority in principal amount of outstanding debt securities of the affected series may direct the time, method and place of conducting any proceeding for the enforcement of the Indenture. (Section 512)

     No holder of any debt security of any series has the right to institute any proceeding with respect to the Indenture unless:

o        the holder previously gave written notice of a default to the Trustee,

o the holders of more than 25% in principal amount of outstanding debt securities of the affected series tender to the Trustee reasonable indemnity against costs and liabilities and request the Trustee to take action, and the Trustee declines to take action, and

o the holders of a majority in principal amount of outstanding debt securities of the affected series give no inconsistent direction;

     provided, however, that each holder of a Note shall have the right to enforce payment of that Note when due. (Sections 507 and 508)

     The Trustee must notify the holders of the debt securities of any series within 90 days after a default with respect to those debt securities has occurred, unless that default has been cured or waived, but, except in the case of a default in the payment of principal of, premium (if any), or interest or other amount payable on any debt security, the Trustee may withhold the notice if it determines that it is in the interest of those holders to do so. (Sections 602 and 603)

     We are required under the Trust Indenture Act of 1939, as amended, to furnish to the Trustee at least once every year a certificate as to our compliance with the conditions and covenants under the Indenture. (Section 1005)

Covenants, Consolidation, Merger, Etc.

     We will keep the property that we use in our business, or in the business of our subsidiaries, in good working order, and will improve it as necessary to conduct our business and that of our subsidiaries, as the case may be, properly. (Section 1007) Except as described in the next paragraph, we will also maintain our corporate existence, rights and franchises and those of SCE&G and GENCO (collectively, our "Principal Subsidiaries") necessary to conduct our businesses properly. (Section 1006) However, we are not required to preserve (a) the corporate existence of any of our subsidiaries other than our Principal
Subsidiaries or (b) any such right or franchise if we determine that its preservation is not desirable in the conduct of our business or its loss is not disadvantageous in any material respect to the holders of the outstanding debt securities of any series. (Section 1006)

     Notwithstanding the provisions of the Indenture described in the next paragraph, we may, without the consent of the holders of the debt securities, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge into another corporation, provided that (1) we are the continuing corporation, or, if not, the successor corporation assumes by a supplemental indenture our obligations under the Indenture and (2) immediately after giving effect to such transaction there will be no default in the performance of any such obligations. (Section 801)

     The Indenture provides that neither we nor our subsidiaries may issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge or other encumbrance ("Mortgages") upon any property of us or our subsidiaries without effectively providing that the debt securities of each series issued under the Indenture (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with those debt securities) are secured equally and ratably with (or prior to) such Debt so long as such Debt is so secured, except that this restriction will not apply to:

     (1)  Mortgages to secure Debt issued under

o   the Indenture, dated April 1, 1993, between SCE&G and The Bank of New York,
o the Indenture of Mortgage, dated January 1, 1945, between SCE&G and The Chase Manhattan Bank,
o the Mortgage and Security Agreement, dated August 21, 1992, between GENCO and The Prudential Insurance Company of America, and
o the Indenture of Mortgage, dated December 1, 1977, between Pipeline Corporation and Citibank, N.A.,

     each as amended and supplemented to date and as it may be hereafter amended and supplemented from time to time ("Existing Mortgages");

     (2)  Mortgages affecting property of a corporation  existing at the time it
          becomes  our   subsidiary  or  at  the  time  it  is  merged  into  or
          consolidated with us or one of our subsidiaries;

     (3) Mortgages on property existing at the time of acquisition thereof or incurred to secure payment of all or part of the purchase price thereof or to secure Debt incurred prior to, at the time of, or within 12 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

     (4) Mortgages on any property to secure all or part of the cost of improvements or construction thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

     (5)  Mortgages  which  secure  only  indebtedness   owing  by  one  of  our
          subsidiaries to us or to another of our subsidiaries;

     (6) certain Mortgages to government entities, including mortgages to secure Debt incurred in pollution control or industrial revenue bond financings;

     (7) Mortgages required by any contract or statute in order to permit us or one of our subsidiaries to perform any contract or subcontract made with or at the request of the United States of America, any state or any department, agency or instrumentality or political subdivision of either;

     (8) Mortgages to secure loans to us or to our subsidiaries maturing within 12 months from the creation thereof and made in the ordinary course of business;

     (9) Mortgages on any property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration, drilling or development thereof or to secure Debt incurred to provide funds for any such purpose;

     (10) Mortgages existing on the date of the Indenture;

     (11) "Excepted Encumbrances" and "Permitted Encumbrances" as such terms are defined in any of the Existing Mortgages;

     (12) certain Mortgages typically incurred in the ordinary course of business; and

     (13) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (1) through (12), which does not increase the amount of debt secured thereby at the time of the renewal, extension or modification.

     Notwithstanding the foregoing, we and any or all of our subsidiaries may, without securing the debt securities, issue, assume or guarantee Debt secured by Mortgages in an aggregate principal amount which (not including Debt permitted to be secured under clauses (1) to (13) inclusive above) does not at any one time exceed 10% of our Consolidated Net Tangible Assets (as hereinafter defined). (Section 1009)

     "Consolidated Net Tangible Assets" is defined as the total amount of assets appearing on our consolidated balance sheet minus the following:

o reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal income taxes;

o intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense; and

o appropriate adjustments on account of minority interests of other persons holding voting stock in any of our subsidiaries.
         (Section 101)

Modification, Waiver and Meetings

     We may, without the consent of any holders of outstanding debt securities, enter into supplemental indentures for the following purposes:

o to add to our covenants for the benefit of the Holders or to surrender a right or power conferred upon us in the Indenture,

o        to secure the debt securities,

o        to establish the form or terms of any series of debt securities, or

o to make certain other modifications, generally of a ministerial or immaterial nature. (Section 901)

     We may amend the Indenture only for other purposes with the consent of the holders of a majority in principal amount of each affected series of outstanding debt securities. However, we may not amend the Indenture without the consent of the holder of each affected outstanding debt security for the following purposes:

o to change the stated maturity or redemption date of the principal of, or any installment of interest on, any debt security or to reduce the principal amount, the interest rate of, any other amount payable in respect of or any premium payable on the redemption of, any debt security;

o to reduce the principal amount of any debt security which is an Original Issue Discount Security (as defined in the Indenture) that would be due upon a declaration of acceleration of that security's maturity;

o to change the place or currency of any payment of principal of or any premium or interest on any debt security;

o to impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity or redemption date of that debt security;

o to reduce the percentage in principal amount of outstanding debt securities of any series for which the consent of the holders is required to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture, or reduce certain quorum or voting requirements of the Indenture; or

o to modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default. (Section 902)

     Except with respect to certain fundamental provisions, the holders of a majority in principal amount of outstanding debt securities of any series may waive past defaults with respect to that series and may waive our compliance with certain provisions of the Indenture with respect to that series. (Sections 513 and 1010)

    We, the Trustee or the holders of at least 10% in principal amount of the outstanding debt securities of any series, may at any time call a meeting of the holders of debt securities of that series, and notice of that meeting will be given in accordance with "Notices" below. (Section 1402) Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be a majority in principal amount of the outstanding debt securities of a series. (Section 1404)

Notices

     Notices to holders of the Notes will be given by mail to the addresses of such holders as they appear in the Securities Register. (Section 106)

Defeasance

     If we deposit with the Trustee, money or Federal Securities (as described in the Indenture) sufficient to pay, when due, the principal, premium (if any) and interest due on the Notes, then we will be discharged from any and all obligations with respect to the Notes, except for certain continuing obligations to register the transfer or exchange of those debt securities, to maintain paying agencies and to hold moneys for payment in trust. (Section 401)


                                BOOK-ENTRY SYSTEM

     If provided in the applicable pricing supplement, except under the circumstances described below, SCANA will issue the Notes as one or more global Notes (each a "Global Note"), each of which will represent beneficial interests in the Notes. Each such beneficial interest in a Global Note is called a "Book-Entry Note" in this prospectus. We will deposit those Global Notes with, or on behalf of The Depository Trust Company, New York, New York ("DTC") or another depository we may subsequently designate (the "Depository") relating to the Notes, and register them in the name of a nominee of the Depository.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the owner of that Global Note for all purposes under the Indenture. We will make payments of principal of, any premium, and interest on the Global Note to the Depository or its nominee, as the case may be, as the registered owner of that Global Note. Except as set forth below, owners of a beneficial interest in a Global Note will not be entitled to have any individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any Notes and will not be considered the owners of Notes under the Indenture.

     Accordingly, to exercise any of the rights of the registered owners of the Notes, each person holding a beneficial interest in a Global Note must rely on the procedures of the Depository. If that person is not a Direct Participant (hereinafter defined), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.

         DTC

     The following information concerning DTC and its book-entry system has been obtained from sources that SCANA believes to be reliable, but neither SCANA nor any underwriter, dealer or agent takes any responsibility for the accuracy of that information.

    DTC will act as the initial securities depository for the Global Notes. The Global Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee)or such other name as may be requested by an authorized representative of DTC. One fully-registered Note certificate will be issued for each issue of the Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to SCANA as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail from SCANA or the Trustee on payable date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or SCANA, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of SCANA or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     A Beneficial Owner shall give notice of any option to elect to have its Book-Entry Notes repaid by SCANA, through its Participant, to the Trustee and shall effect delivery of such Book-Entry Notes by causing the Direct Participant to transfer the Participant's interest in the Global Note or Notes representing such Book-Entry Notes, on DTC's records, to the Trustee. The requirement for physical delivery of Book-Entry Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Note or Notes representing such Book-Entry Notes are transferred by Direct Participants on DTC's records.

     DTC management is aware that some computer applications, systems, and the like for processing data ("Data Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Data Systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), will continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which DTC expects to be completed within appropriate time frames.

     However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and
(2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to SCANA or the Trustee. Under those circumstances, in the event that a successor securities depository is not obtained, Notes in certificated form are required to be printed and delivered. SCANA may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Notes in certificated form will be printed and delivered.

     Neither SCANA nor the Trustee will have any responsibility or obligation to the Depositary, any Participant in the book-entry system or any Beneficial Owner with respect to (1) the accuracy of any records maintained by DTC or any Participant; (2) the payment by DTC or by any Participant of any amount due to any Participant or Beneficial Owner, respectively, in respect of the principal amount or purchase price or redemption price of, or interest on, any Notes; (3) the delivery of any notice by DTC or any participant; (4) the selection of the Beneficial Owners to receive payment in the event of any partial redemption of the Notes; or (5) any other action taken by DTC or any Participant.

                              PLAN OF DISTRIBUTION

     We are offering the Notes on a continuous basis through the agents named on the cover of this prospectus (the "Agents"), who have agreed to use reasonable efforts to solicit purchases of the Notes. Initial purchasers may propose certain terms of the Notes, but we will have the sole right to accept offers to purchase Notes and may reject proposed purchases in whole or in part. Each Agent will also have the right, in its discretion reasonably exercised and without notice to us, to reject any proposed purchase of Notes in whole or in part. We will pay each Agent a commission ranging from .125% to .750% of the principal amount of Notes sold through such Agent, depending upon stated maturity or the effective maturity as dictated by combinations of options or other provisions found in the applicable pricing supplement.

     We may sell Notes directly to investors on our own behalf. In these cases, no commission or discount will be paid or allowed. In addition, we may accept (but not solicit) offers from additional agents for the sale of particular Notes; provided that any such solicitation and sale of Notes shall be on terms substantially similar (including the same commission schedule) as agreed to by the Agents. Such additional agents will be named in the applicable pricing supplement.

     We may also sell Notes to Agents as principals. Unless otherwise specified in the applicable pricing supplement, any Note sold to an Agent as principal will be purchased by the Agent at a price equal to 100% of the principal amount thereof, less a percentage equal to the commission applicable to an agency trade of identical stated maturity. Notes may be resold by an Agent to investors or other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the Agent at the time of sale, or may be sold to certain dealers as described below. After the initial public offering of Notes to be resold to investors or other purchasers, the public offering price (in the case of Notes to be resold at a fixed offering price), the concession and discount may be changed. In addition, any Agent may sell Notes to any dealer at a discount and, unless otherwise specified in an applicable pricing supplement, such discount allowed to any dealer will not be in excess of the discount to be received by the Agent from us.

     No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

     Each Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). We have agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make in respect thereof. Each of the Agents and certain of their affiliates engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

                                     EXPERTS

     The consolidated financial statements incorporated by reference from SCANA's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference into this prospectus and is so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

                              VALIDITY OF THE NOTES

     McNair Law Firm, P.A., of Columbia, South Carolina, and H. Thomas Arthur, Esq. of Columbia, South Carolina, Senior Vice President and General Counsel for SCANA, will pass upon the validity of the Notes for SCANA. Thelen Reid & Priest LLP, of New York, New York, will pass upon the validity of the Notes for any underwriters, lenders or Agents. Thelen Reid & Priest LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq. From time to time, Thelen Reid & Priest LLP renders legal services to SCANA.

     At September 30, 1999, H. Thomas Arthur, Esq., owned beneficially 9,577 shares of SCANA's common stock, including shares acquired by the trustee under its Stock Purchase-Savings Program by use of contributions made by Mr. Arthur and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

                                   Glossary

     Set forth below are definitions of some of the terms used in this prospectus.

     "Business Day" means any day other than a Saturday or Sunday that (1) is not a day on which banking institutions in Washington, D.C., or in New York, New York, are authorized or obligated by law or executive order to be closed, and
(2) with respect to LIBOR Notes only, is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     "H.15(519)" means the weekly statistical release designated as "Statistical Release H.15(519), Selected Interest Rates" or any successor publication, published by the Board of Governors of the Federal Reserve System.

     "H.15 Daily Update" means the daily update of H.15(519), available through the Internet website of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

     "Index Maturity" means, with respect to a Floating Rate Note, the period to maturity of the Note on which the interest rate formula is based, as indicated in the applicable pricing supplement.

     "Interest Determination Date" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (except in the case of LIBOR which is calculated on the related LIBOR Interest Determination Date). The Interest Determination Dates will be indicated in the applicable pricing supplement and in the Note.

     "Interest Reset Date" means the date on which a Floating Rate Note will begin to bear interest at the rate determined on any Interest Determination Date. The Interest Reset Dates will be indicated in the applicable pricing supplement and in the Note.

     "Money Market Yield" is the yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred-thousandth of a percentage point) calculated in accordance with the following formula:

                                        D x 360
                Money Market Yield = -------------- x 100
                                      360 - (D x M)

     where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.

     "Principal Financial Center" means the capital city of the country that issues as its legal tender the Designated LIBOR Currency of such LIBOR Note, except that with respect to U.S. dollars and European Currency Units (as defined and revised from time to time by the Council of European Communities), the Principal Financial Center shall be New York, New York and Brussels, respectively.

     "Reuters Page" means the display on the Reuters Monitor Money Rates Service on the page designated in the applicable pricing supplement (or such other page as may replace that designated page on that service) for the purpose of displaying London interbank offered rates of major banks for the related Designated LIBOR Currency).

     "Spread" means the number of basis points specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

     "Spread Multiplier" means the percentage specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

     "Telerate Page" means the display on the Dow Jones Telerate Service on the page designated in the applicable pricing supplement (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers Association) for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

                                $1,000,000,000





                                SCANA CORPORATION








                               Medium-Term Notes,


                              Due From Nine Months
                                 to Thirty Years
                               From Date of Issue






                                SCANA Corporation




                                   Prospectus



                            PaineWebber Incorporated
                           Credit Suisse First Boston
                         Banc of America Securities LLC

                                November 22, 1999